UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION
Faraday Future Intelligent Electric Inc.
Full Name of Registrant N/A
Former Name if Applicable 18455 S. Figueroa Street
Address of Principal Executive Office (Street and Number) Gardena, California 90248
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Faraday Future Intelligent Electric Inc. (the “Company” or “FF”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2022 (the “Q3 2022 Form 10-Q ”) within the prescribed time period due to the timing of transitioning to a new independent auditor, which did not allow sufficient time for the new independent auditor to complete its review of the Q3 2022 Form 10-Q by the filing date of November 14, 2022. As previously disclosed, effective as of October 28, 2022, the Company appointed Mazars USA LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. FF concluded that its disclosure controls and procedures were not effective as of September 30, 2022, due to the material weaknesses in its internal controls over financial reporting being unremediated at such time. The Company expects to file the Q3 2022 Form 10-Q on or prior to the November 21, 2022 extended filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yun Han	(424)	276-7616
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its loss from operations to be between $70 million and $90 million for the quarter ended September 30, 2022, as compared to a loss from operations of $185.7 million for the quarter ended September 30, 2021. The Company has made significant progress executing upon its business plan since the closing of the Company’s business combination with Property Solutions Acquisition Corp. on July 21, 2021 (the “Business Combination”). During the three months ended September 30, 2022 spending was focused on completing the final stages of the ieFactory California manufacturing facility in Hanford, California and production and manufacturing tooling, and engineering, testing, certification and validation capabilities. Such activities are less costly relative to the activities completed in the three months ended September 30, 2021. The decrease was also driven by reduced expenses resulting from deferred purchases of components and parts, and certain other cost reduction efforts, including a slowdown in program development relating to future electric vehicle models, and as a result of reduced accruals associated with certain Company litigation and loss on disposal of property and equipment relating to the abandonment of certain FF 91 program assets.

The Company expects its net loss to be between $90 million and $110 million for the quarter ended September 30, 2022 as compared to a net loss of $303.9 million for the quarter ended September 30, 2021. The decrease in net loss is primarily attributable to the loss from operations and the loss relating to fair value measurement of related party notes payable, notes payable which the Company elected to account for using the fair value option, and warrant liabilities, as well as loss on extinguishment of related party notes payable, notes payable, and vendor payables in trust, net, which were converted to equity in connection with the closing of the Company’s Business Combination.

The Company’s cash and restricted cash was $33.9 million at September 30, 2022, as compared to $530 million at December 31, 2021.

Since inception, the Company has incurred cumulative losses from operations and negative cash flows from operating activities, and the Company expects to report an accumulated deficit of approximately $3.3 billion as of September 30, 2022. The Company expects to continue to generate significant operating losses for the foreseeable future. Based on the Company’s recurring losses from operations since inception and continued cash outflows from operating activities, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the expected issuance date of the Company’s financial statements for the quarter ended September 30, 2022 in the Q3 2022 Form 10-Q.

The Company’s ongoing liquidity needs will depend on the extent to which the Company’s actual costs vary from the Company’s estimates and the Company’s ability to control these costs, as well as the Company’s ability to raise additional funds. The timely achievement of the Company’s operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with the Company’s ability to continue to successfully close additional sources of funding, control and effectively manage its costs, as well as factors outside of the Company’s control, including those related to global supply chain disruptions, the rising prices of materials, potential impact of the COVID-19 pandemic, and general macroeconomic conditions. The Company’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. The Company expects to continue to generate significant operating losses for the foreseeable future. The plans are dependent on the Company being able to continue to raise significant amounts of capital through the issuance of additional notes payable and equity securities.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future funding raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

In order to fund its ongoing operations and business plan, including to launch the FF 91, FF is seeking to raise additional capital from various fundraising efforts currently underway. Although FF has successfully obtained commitments from several investors totaling $112 million in new convertible note financing, subject to certain conditions, from August 2022 through September 25, 2022, and continues financing discussions with multiple parties, FF has experienced delays in securing additional funding commitments relative to its business plan included in the Form 8-K filed on July 25, 2022, which have exacerbated the supply chain pressures on FF’s business. These factors, in addition to the continued rise in inflation and other challenging macroeconomic conditions, have led FF to take steps to preserve its current cash position, including implementing headcount reductions and other expense reduction and payment delay measures. Further efforts, including additional headcount reductions, may be undertaken in response to FF’s financial condition and market conditions. In light of these efforts, FF no longer expects to begin deliveries of the FF 91 in the fourth quarter of 2022. The timing of first deliveries of FF 91 vehicles is uncertain and is currently not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. FF is in ongoing discussions with potential financing sources for additional capital required to fund operations through the end of 2022 and beyond. Upon successful conclusion of these efforts, FF expects to announce a new timetable for production and delivery of the FF 91. No assurance is given that these efforts will conclude successfully. There is no assurance FF will be able to raise sufficient funding to launch the FF 91, develop the manufacturing capabilities and processes, or secure reliable sources of component supply to meet the quality, engineering, design or production standards, or the required production volumes to successfully grow into a viable business.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 includes “forward looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this notification, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, and include (among others) statements regarding the Company’s estimated operating loss and net loss for the quarter ended September 30, 2022, the Company’s estimated accumulated deficit, cash and restricted cash as of September 30, 2022, the factors that raise substantial doubt about the Company’s ability to continue as a going concern, and the anticipated filing of the Q3 2022 Form 10-Q. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the Company’s ability to satisfy the conditions precedent and close on the various financings previously disclosed by the Company, the failure of any which could result in the Company seeking protection under the Bankruptcy Code; the ability of the Company to agree on definitive documents to effectuate the governance changes with FF Top; the Company’s ability to remain in compliance with its public filing requirements under the Securities Exchange Act of 1934, as amended, and the listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) and to continue to be listed on Nasdaq; the outcome of the SEC investigation relating to the matters that were the subject of the Special Committee investigation; the Company’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; the Company’s estimates of the size of the markets for its vehicles and cost to bring those vehicles to market; the rate and degree of market acceptance of the Company’s vehicles; the success of other competing manufacturers; the performance and security of the Company’s vehicles; potential litigation involving the Company; the result of future financing efforts and general economic and market conditions impacting demand for the Company’s products; recent cost, headcount and salary reduction actions may not be sufficient or may not achieve their expected results; and the ability of the Company to attract and retain employees. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form S-1/A filed with the SEC on November 8, 2022, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Faraday Future Intelligent Electric Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2022	By	/s/ Yun Han
			Name:	Yun Han
			Title:	Chief Accounting Officer and Interim Chief Financial Officer

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